PPG Industries, Inc.

One PPG Place Pittsburgh, Pennsylvania 15272

William H. Hernandez

Sr. Vice President, Finance

July 8, 2009	Via facsimile to (202) 772-9368

Mr. Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

Re:	Comment letter dated June 29, 2009 concerning the Definitive Proxy Statement on Schedule 14A of PPG Industries, Inc. (the “company”), filed March 6, 2009
File No. 001-01687

Dear Mr. Ingram:

This letter is furnished in response to your above referenced comment letter. The responses below pertain to all matters raised by the Staff. In order to facilitate your review, our letter presents the Staff comment followed by our response.

General

1.	We note the acknowledgements the Company made in its letter dated June 16, 2009. However, these representations do not conform to the language contained in our letter dated June 4, 2009. Therefore, please provide, in writing, a statement from the Company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Jay Ingram, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

July 8, 2009

Consistent with the Staff’s request, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,

/s/ William H. Hernandez
William H. Hernandez
Senior Vice President, Finance

cc: Ms. Jessica Kane